# THE EXCHEQUER VARIABLE ANNUITY

## A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
issued by
### Security Life of Denver Insurance Company
and its
### Security Life Separate Account A1

**Supplement Dated May 16, 2013**

This supplement updates and amends certain information contained in your Contract prospectus and Statement of Additional Information, each dated May 1, 1998, and subsequent supplements thereto. Please read it carefully and keep it with your Contract prospectus and Statement of Additional Information for future reference.

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## IMPORTANT INFORMATION ABOUT THE COMPANY

**Information about the Security Life of Denver Insurance Company found in your prospectus and Statement of Additional Information is deleted and replaced with the following:**

Security Life of Denver Insurance Company (the "company," "we" and "our") are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

Until May 7, 2013, we were a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. The obligations under the Contract are solely the responsibility of Security Life of Denver Insurance Company.

Pursuant to an agreement with the European Commission ("EC"), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including the Company (collectively "ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013, ING completed an initial public offering ("IPO") of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25 percent of ING U.S. by the end of 2013, more than 50 percent by the end of 2014 and 100 percent by the end of 2016.

## IMPORTANT INFORMATION ABOUT THE PORTFOLIOS AVAILABLE THROUGH THE CONTRACT

The following chart lists the Portfolios ("funds") that are, effective May 1, 2013, available through the Investment Divisions ("subaccounts") of Security Life Separate Account A1, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Contract value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING FMR[SM] Diversified Mid Cap Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: FMR | Seeks long-term growth of capital. |
| **ING JPMorgan Emerging Markets Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING JPMorgan Small Cap Core Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| **ING Large Cap Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. LLC | Seeks long-term capital growth. |
| **ING Limited Maturity Bond Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. LLC | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **ING Liquid Assets Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **ING MFS Utilities Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company | Seeks total return. |
| **ING Multi-Manager Large Cap Core Portfolio (Class S)** [1] | Investment Adviser: Directed Services LLC Subadvisers: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company | Seeks reasonable income and capital growth. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING U.S. Stock Index Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC | Seeks total return. |
| **ING Invesco Equity and Income Portfolio (Class I)** [2] | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Pioneer High Yield Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **ING Balanced Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **ING Intermediate Bond Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING International Index Portfolio (Class S)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **ING Russell$^{TM}$ Large Cap Growth Index Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |

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[1]  Prior to May 1, 2013, this fund was known as the ING Pioneer Fund Portfolio.
[2]  Prior to May 1, 2013, this fund was known as the ING Invesco Van Kampen Equity and Income Portfolio.

# IMPORTANT INFORMATION ABOUT FUNDS CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **Invesco V.I. Core Equity Fund (Series 1)** | Investment Adviser: Invesco Advisers, Inc. | Seeks long-term growth of capital. |
| **Van Eck VIP Global Hard Assets Fund** | Investment Adviser: Van Eck Associates Corporation | Seeks long-term capital appreciation by investing in common stocks of gold-mining companies. The Fund may take current income into consideration when choosing investments. |

Contract owners who have Contract value allocated to one or more of the subaccounts that correspond to these funds may leave their Contract value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the Your Right to Transfer Among Divisions section beginning on page 27 of your Contract prospectus for information about making allocation changes.**

# IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Subject to the conditions and requirements of state law, full payment of the Death Benefit proceeds ("Proceeds") to a Beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the Beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the Contract.

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.